
06011889


MAR 2 0 2006
WASH. D.C.
209
SECTION

MANAGEMENT REPORT

Management is responsible for the preparation of the consolidated financial statements in accordance with generally accepted accounting principles and for the consistency therewith of all other financial and operating data presented in this annual report.

Management maintains a system of internal controls to provide reasonable assurance that all assets are safeguarded and to facilitate the preparation of relevant, reliable and timely financial and management information.

External auditors appointed by the shareholders have examined the consolidated financials statements. The Audit Committee, consisting of three non-management directors, has reviewed these statements with management and the auditors and has reported to the Board of Trustees. The Board has approved the consolidated financial statements.

(Signed) *"Ronald L. Sifton"*

SUPPL

RONALD L. SIFTON
SENIOR VICE PRESIDENT, FINANCE AND CHIEF FINANCIAL OFFICER
FEBRUARY 23, 2005

AUDITORS' REPORT

To the Unitholders of Newalta Income Fund:

We have audited the consolidated balance sheets of Newalta Income Fund as at December 31, 2004 and 2003 and the consolidated statements of operations and accumulated earnings and cash flows for the years then ended. These financial statements are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Fund as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(Signed) *"Deloitte & Touche LLP"*

CHARTERED ACCOUNTANTS
CALGARY, ALBERTA
FEBRUARY 23, 2005

CONSOLIDATED BALANCE SHEET		
As at December 31 ($000s)	2004	2003
		(note 3)
ASSETS		
Current assets		
Cash	–	12,529
Accounts receivable	40,885	30,705
Inventories *(Note 6)*	7,214	7,897
Prepaid expenses	1,075	979
Future income tax *(Note 12)*	3,600	2,000
	52,774	54,110
Capital assets *(Note 7)*	255,197	217,533
Intangibles *(Note 7)*	3,212	1,993
Goodwill	13,212	10,782
Deferred costs *(Note 8)*	550	854
	324,945	285,272
LIABILITIES		
Current liabilities		
Accounts payable	27,996	17,162
Distribution payable *(Note 14)*	3,412	2,818
Current portion of long-term debt	–	3,002
	31,408	22,982
Long-term debt *(Note 9)*	36,617	10,500
Future income taxes *(Note 12)*	41,347	37,911
Asset retirement obligation *(Note 3a, 15)*	4,875	4,736
	114,247	76,129
UNITHOLDERS' EQUITY		
Unitholders' capital *(Note 10)*	154,170	149,798
Contributed surplus	1,678	1,041
Accumulated earnings	117,467	81,262
Accumulated cash distributions *(Note 14)*	(62,617)	(22,958)
	210,698	209,143
	324,945	285,272

APPROVED BY THE BOARD

(Signed) *"R.H. (Dick) Pinder"*

R.H. (Dick) Pinder

DIRECTOR

(Signed) *"R. Vance Milligan"*

R. Vance Milligan

DIRECTOR

CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED EARNINGS

Years ended December 31 ($000s)	2004	2003
		(note 3)
Revenue	178,668	155,032
Expenses		
Operating	104,639	89,964
Selling, general and administrative	18,739	13,907
Interest	1,430	2,670
Depreciation, amortization, and accretion	15,116	12,098
Reorganization *(Note 2)*	–	5,195
	139,924	123,834
Operating income	38,744	31,198
Provision for income taxes *(Note 12)*		
Current	703	600
Future	1,836	3,807
	2,539	4,407
Net earnings	36,205	26,791
Accumulated earnings, beginning of year, as reported	81,262	54,312
Cumulative effect of change in accounting policy *(Note 3)*	–	159
Accumulated earnings, end of year	117,467	81,262
Earnings per unit *(Note 13)*	$ 1.33	$ 1.14
Diluted earnings per unit *(Note 13)*	$ 1.31	$ 1.12

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31 ($000s)	2004	2003
		(note 3)
Net inflow (outflow) of cash related to the following activities:		
OPERATING ACTIVITIES		
Net earnings	36,205	26,791
Items not requiring cash:		
Depreciation, amortization, and accretion	15,116	12,098
Future income taxes	1,836	3,807
Stock compensation expense	637	913
Reorganization	–	(19)
	53,794	43,590
Decrease (increase) in non-cash working capital	1,242	(3,321)
Asset retirement costs incurred	(372)	(311)
	54,664	39,958
INVESTING ACTIVITIES		
Additions to capital assets	(39,252)	(14,524)
Net proceeds on sale of capital assets	80	1,530
Acquisitions *(Note 5)*	(16,382)	(5,932)
Deferred costs	(61)	(43)
	(55,615)	(18,969)
FINANCING ACTIVITIES		
Issuance of units	3,378	43,028
Increase (decrease) in debt and debentures	23,115	(30,589)
Distributions to unitholders	(38,071)	(20,140)
	(11,578)	(7,701)
Net cash inflow (outflow)	(12,529)	13,288
Cash – beginning of year	12,529	(759)
Cash – end of year	–	12,529
Supplementary information:		
Interest paid	1,616	2,763
Income taxes paid	609	575

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003 *($000s)*

Newalta Income Fund (the "Fund") was established by Deed of Trust dated January 16, 2003. The Fund is a Canadian income trust engaged, through its wholly-owned operating subsidiary Newalta Corporation (the "Corporation"), in maximizing the inherent value in certain industrial wastes through recovery of saleable products and recycling, rather than disposal. Through an integrated network of facilities, the Corporation delivers waste management solutions to a broad customer base of national and international corporations in a range of industries, including the automotive, forestry, pulp and paper, manufacturing, mining, oil and gas, petrochemical and transportation services industries.

1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Pursuant to the terms of a Plan of Arrangement, the Fund acquired all of the common shares of the Corporation on March 1, 2003. Prior to the Plan of Arrangement the consolidated financial statements include the accounts of the Corporation and its wholly owned subsidiaries. After giving effect to the Plan of Arrangement, the consolidated financial statements include the accounts of the Fund and its wholly-owned subsidiaries. For reporting purposes, the Fund is considered the continuing entity of the Corporation.

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles, and include the following significant accounting policies:

CASH AND CASH EQUIVALENTS

Cash is defined as cash and short-term deposits with maturities of three months or less, when purchased.

DISTRIBUTIONS

The Fund makes monthly distributions to its holders of trust units. Determination of the amount of cash distributions for any period is at the sole discretion of the Trustees and is based on certain criteria including financial performance as well as the projected liquidity and capital resource position of the Fund. Distributions are declared to holders of trust units of record on the last business day of each month, and paid on the 15th day of the month following (or if such day is not a business day, the next following business day).

FINANCIAL INSTRUMENTS

The carrying values of accounts receivable and accounts and distributions payable approximate the fair value of these financial instruments due to their short term maturity. The Fund's credit risk from Canadian customers is minimized by its broad customer base and diverse product lines. In the normal course of operations of the Corporation, the Fund is exposed to movements in the U.S. dollar exchange rates, relative to the Canadian dollar. The Corporation sells and purchases some product in U.S. dollars. The Fund does not utilize long-term hedging instruments but rather chooses to be exposed to current U.S. exchange rates as increases or decreases in exchange rates are not significant over the period of the outstanding receivables and payables.

INVENTORY

Inventory is comprised of oil, recycled products, spare parts and supplies, and is recorded at the lower of cost and net realizable value (see Note 6).

CAPITAL ASSETS AND INTANGIBLES

Capital assets are stated at cost, less accumulated amortization. The carrying values of capital assets and intangibles are reviewed annually to determine if the value of any asset is impaired. Any amounts so determined would be written off in the year of impairment. Depreciation rates are calculated to amortize the costs, net of salvage value, over the assets' estimated useful lives. Plant and equipment includes buildings, site improvements, tanks, and mobile equipment and is depreciated at rates of 5-10% on the declining balance or from 5-14 years straight line, depending on the expected life of the asset. Intangible assets consist of customer lists, non-compete agreements, licenses and permits, which are amortized over the period of the contractual benefit of 5-20 years, straight line.

GOODWILL

Goodwill represents the excess of the purchase price over the fair value of the net identifiable assets of the acquired businesses. The Fund annually, in the third quarter, assesses goodwill, and its potential impairment, on a reporting unit basis by determining whether the balance of goodwill can be recovered through the estimated discounted operating cash flows of each reporting unit over their remaining life. Management's determination at December 31, 2004 was that the goodwill was not impaired.

DEFERRED COSTS

Costs relating to future acquisition plans have been deferred at year end. As acquisitions are finalized these costs will be capitalized as part of the acquisition. In the event an acquisition plan is discontinued, the deferred costs are written off in the year of discontinuance.

ASSET RETIREMENT OBLIGATIONS

The Fund provides for estimated future asset retirement costs for all of the facilities of the Corporation based on a 20-year useful life. Over this period the Fund recognizes the liability for the future retirement obligations associated with property, plant and equipment. These obligations are initially measured at fair value, which is the discounted future value of the liability. This fair value is capitalized as part of the cost of the related asset and amortized to expense over the asset's useful life. The balance of the liability accretes until the date of expected settlement of the retirement obligations. The accretion expense has been included in depreciation, amortization, and accretion expense. Asset retirement costs are estimated by management, in consultation with the Corporation's engineers, on the basis of current regulations, costs, technology, and industry standards. Actual asset retirement costs are charged against the provision as incurred.

REVENUE RECOGNITION

The major sources of revenue relate to the receipt of waste material for processing and the sale of recycled products recovered from the waste. Revenue is recognized when waste material is received and a liability is assumed for the waste. Revenue on recycled products is recognized when products are delivered to customers or pipelines.

INCOME TAXES

The Fund is a unit trust for income tax purposes, and is taxable on taxable income not allocated to the unitholders. During the year, the Fund allocated all of its taxable income to the unitholders, and accordingly, no provision for income taxes is required at the Fund level.

The Corporation is taxable on taxable income less a deduction for interest paid on notes held by the Fund.

Both the Fund and the Corporation follow the liability method of tax allocation. Future income tax assets and liabilities are measured based upon temporary differences between the carrying values of assets and liabilities and their tax basis. Income tax expense is computed based on the change during the year in the future income tax assets and liabilities. Effects of changes in tax laws and tax rates are recognized when substantively enacted.

EARNINGS PER UNIT

Basic earnings per unit are calculated using the weighted average number of units outstanding during the year. Diluted earnings per unit is calculated by adding the weighted average number of units outstanding during the year to the additional units that would have been outstanding if potentially dilutive units had been issued, using the "treasury stock" method.

TRUST UNIT RIGHTS INCENTIVE PLAN

The Fund has a unit-based and Exchange Rights compensation plan (Note 11). Under the Trust Unit Rights Incentive Plan (the "Rights Incentive Plan") the Fund may grant to the trustees, directors, officers, employees and consultants of the Fund, the Corporation or any affiliate of the Fund rights to acquire up to 2,181,032 trust units. Subject to adjustments set out in the Rights Incentive Plan, the exercise price of each right equals or exceeds the closing market price of the trust units on the date immediately preceding the date on which a right is granted and has a maximum term of 10 years. Rights vest 20% twelve months from the date of grant and 20% annually thereafter. Each right entitles the participant to receive from the Fund one trust unit. In 2003 the Fund prospectively adopted the provisions of the Canadian Institute of Chartered Accountants ("CICA") amended Handbook Section 3870 *Stock-Based Compensation and Other Stock-Based Payments*, and accordingly recorded a non-cash compensation expense for the rights issued pursuant to the Rights Incentive Plan and exchange rights issued pursuant to the Plan of Arrangement during the year (Note 3b).

MEASUREMENT UNCERTAINTY

The preparation of the Fund's financial statements in a timely manner and in conformity with Canadian generally accepted accounting principles requires the use of estimates, assumptions, and judgment regarding assets, liabilities, revenues and expenses. Such estimates relate to unsettled transactions and events as of the date of the financial statements. Accordingly, actual results may differ from estimated amounts as transactions are settled in the future. Amounts recorded for depreciation, accretion, amortization, future asset retirement costs and impairment calculations are based on estimates. By their nature, these estimates are subject to measurement uncertainty, and the impact of the difference between the actual and the estimated costs on the financial statements of future periods could be material.

2) REORGANIZATION

On February 24, 2003, the shareholders and optionholders of the Corporation approved a Plan of Arrangement under section 193 of the *Business Corporations Act* (Alberta) (the "Arrangement"). The purpose of the Arrangement was to convert Newalta from a corporate entity concentrating on growth through reinvestment of cash flow to a trust entity which distributes a substantial portion of cash flow to unitholders. The Arrangement became effective on March 1, 2003.

Pursuant to the Arrangement, the Fund issued units in exchange for all of the shares of the Corporation on a 1:2 basis. Prior to the exchange, the Corporation had approximately 43,634,000 shares outstanding and, subsequent to the exchange, the Fund had approximately 21,811,000 units outstanding.

Associated with the reorganization, the Fund recorded reorganization costs of $5,195 or $0.14 per unit after tax in 2003.

Effective March 1, 2003, the Fund established the Rights Incentive Plan to replace the stock option plan of the Corporation. In accordance with the CICA Handbook section 3870 regarding stock based compensation, grants under the Rights Incentive Plan were valued using the fair value method at the time of issuance. The expense thus calculated is described in note 11. The rights granted under the Rights Incentive Plan are valued using a Black-Scholes option pricing model.

Prior to March 1, 2003, the Corporation had outstanding both options and stock appreciation rights. The options were issued prior to January 1, 2002 and, in accordance with CICA Handbook section 3870, had been neither valued nor expensed in the financial statements. The stock appreciation rights were issued after January 1, 2002 and were expected to be settled in cash. Accordingly, an expense was recognized in each period based on the gain in the underlying value of the common shares of the Corporation. For the first two months of 2003, prior to the Arrangement, the Corporation expensed $318 in stock appreciation rights.

3) CHANGES IN ACCOUNTING POLICIES

A) ASSET RETIREMENT OBLIGATIONS

In December 2002, the CICA issued a new standard on the accounting for asset retirement obligations. This standard requires recognition of a liability for the future retirement obligations associated with property, plant and equipment. These obligations are initially measured at fair value, which is the discounted future value of the liability. This fair value is capitalized as part of the cost of the related asset and amortized to expense over its useful life. The liability accretes until the date of expected settlement of the retirement obligations. The new standard is effective for all fiscal years beginning on or after January 1, 2004. The Fund estimates the undiscounted cash flows related to asset retirement obligations, adjusted for inflation, to be incurred over the estimated period of 20 years to be $13.5 million. The fair value of this liability at December 31, 2004 was $4,875 ($4,736 in 2003) using a discount rate of 8% and an inflation rate of 2%. Accretion expense for the year ended December 31, 2004 was $378 ($351 in 2003).

B) STOCK-BASED COMPENSATION

During the fourth quarter of 2003, the Fund adopted certain provisions of the CICA's amended Handbook Section 3870. This amendment requires expensing of the fair value of equity-based compensation effective for fiscal years beginning on or after January 1, 2004. Pursuant to the transitional rules, the Fund chose to early adopt the pronouncement on a prospective basis in 2003. The non-cash expense for the year ended December 31, 2004 was $637 ($0.023 per unit), and for 2003 was $595 ($0.025 per unit).

C) IMPAIRMENT OF LONG-LIVED ASSETS

Effective January 1, 2004, the Fund adopted the new recommendation of the CICA on the impairment of long-lived assets. This recommendation provides guidance on the recognition, measurement and disclosure of impairment of long-lived assets. There is a requirement to recognize an impairment loss for a long-lived asset when its carrying amount exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. The impairment loss is measured as the amount by which the carrying amount of the asset exceeds its fair value. As at January 1, 2004 and December 31, 2004, there were no indications of impairment of long-lived assets.

To account for the changes in accounting policies as outlined in (a) above, the historical amounts in the consolidated financial statements have been adjusted as follows:

CONSOLIDATED BALANCE SHEET

	AT DECEMBER 31, 2003	ASSET RETIREMENT OBLIGATION ADJUSTMENTS	ADJUSTED DECEMBER 31, 2003
Capital assets	215,524	2,009	217,533
Future income tax liability	37,841	70	37,911
Site restoration	2,936	(2,936)	–
Asset retirement obligation	–	4,736	4,736
Accumulated earnings	81,123	139	81,262

CONSOLIDATED STATEMENT OF OPERATIONS

	FOR THE YEAR ENDED DECEMBER 31, 2003	ASSET RETIREMENT OBLIGATION ADJUSTMENTS	ADJUSTED YEAR ENDED DECEMBER 31, 2003
Site restoration expense	517	(517)	–
Depreciation and accretion expense	11,551	547	12,098
Future income tax provision	3,817	(10)	3,807
Net earnings	26,811	(20)	26,791
Earnings per unit	$ 1.14	–	$ 1.14
Diluted earnings per unit	$ 1.12	–	$ 1.12

4) SEASONALITY OF OPERATIONS

The Corporation's operations are carried out in western Canada. The ability to transport waste is dependent on weather conditions. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. Road bans, imposed in the spring, restrict waste transportation which reduces demand for the Corporation's services and, therefore, the second quarter is generally the weakest quarter of the year. The third quarter is typically the strongest quarter for both Oilfield and Industrial due to favourable weather conditions and market cyclicality. Financial results can vary from quarter to quarter depending on weather conditions, commodity prices, market demand and capital investments. First quarter revenue ranges from 20% to 26% of year-end revenue and has averaged approximately 24%. Second quarter revenue has averaged approximately 22% of year-end revenue and ranges from 20% to 23%. Third quarter revenue ranges from 26% to 31% and has averaged approximately 27% of year-end revenue. Fourth quarter revenue has averaged approximately 28% and ranges from 24% to 30%.

5) ACQUISITIONS

During the year ended December 31, 2004, the Corporation acquired a satellite oilfield facility located near Drumheller, Alberta on January 1, 2004; purchased a second satellite facility near Redwater, Alberta on March 1, 2004; on March 31, 2004 acquired the business and assets of an industrial services company in Cranbrook, British Columbia; and on June 1, 2004 acquired the assets of a centrifuge rental business located in Nisku, Alberta. The purchased assets consisted of stand-alone businesses that expanded the service offerings, geographic coverage, and customer base of the Corporation. The consolidated financial statements of the Fund include earnings from the date of acquisition, for each acquisition. The amount of the consideration given and the assets received were:

	JANUARY 1, 2004 ACQUISITION	MARCH 1, 2004 ACQUISITION	MARCH 31, 2004 ACQUISITION	JUNE 1, 2004 ACQUISITION	TOTAL 2004
Total cash consideration	2,029	4,288	4,938	5,127	16,382
Land	–	–	300	–	300
Plant and equipment	1,570	2,363	3,103	4,630	11,666
Intangibles	500	100	520	500	1,620
Petroleum and natural gas rights	–	500	–	–	500
Goodwill	–	1,400	1,030	–	2,430
Asset retirement obligation	(41)	(75)	(15)	(3)	(134)
Total	2,029	4,288	4,938	5,127	16,382

Certain of the above amounts are management's current estimate of the known and expected fair values, and may change as final information becomes known.

Effective July 1, 2003, the Corporation acquired a satellite oilfield facility located in southwest Saskatchewan. The purchase price of $3,212 was funded by $712 of cash plus the issuance of 250,000 units valued at $10.00 per unit. Also, effective December 1, 2003, the Corporation acquired the assets of Hazmat Transportation Services and Waste Logistics for $5,220 cash.

The value of the consideration given and the assets received were:

	JULY 1, 2003 ACQUISITION	DECEMBER 1, 2003 ACQUISITION	TOTAL 2003
Units issued	2,500	–	2,500
Cash	712	5,220	5,932
Total consideration	3,212	5,220	8,432
Plant and equipment	2,912	4,432	7,344
Intangibles	300	750	1,050
Inventory and prepaids	–	38	38
Total	3,212	5,220	8,432

Intangibles include customer lists, non-compete agreements, licenses and permits.

6) INVENTORIES

Inventories consist of the following:

	2004	2003
Recycled and processed products	4,567	4,382
Recovered oil	1,463	1,324
Parts and supplies	1,120	788
Burner fuel	64	1,403
Total inventory	7,214	7,897

7) CAPITAL ASSETS AND INTANGIBLES

	2004			2003		
	COST	ACCUMULATED DEPRECIATION	NET BOOK VALUE	COST	ACCUMULATED DEPRECIATION	NET BOOK VALUE
Capital assets						
Plant and equipment	331,743	83,073	248,670	280,297	68,449	211,848
Land	6,527	–	6,527	5,685	–	5,685
Total capital assets	338,270	83,073	255,197	285,982	68,449	217,533
Intangibles	3,670	458	3,212	2,056	63	1,993

8) DEFERRED COSTS

Incremental costs related to expansion and acquisition plans have been deferred at year end. During 2004 the Fund determined that certain costs were no longer recoverable and accordingly those costs were written off.

	2004	2003
Deferred costs, beginning of year	854	811
Additional costs during the year	60	43
Deferred costs written off	(364)	–
Deferred costs, end of year	550	854

9) LONG-TERM DEBT

	2004	2003
Operating term facility	2,617	–
Extendable term facility	34,000	–
Reducing term facility	–	13,500
Other	–	2
	36,617	13,502
Less current portion	–	3,002
	36,617	10,500

Effective May 19, 2004, the Corporation secured a new credit facility which provides for a $25,000 operating term facility plus a $65,000 extendible term facility. The credit facility is secured principally by a general security agreement over the assets of the Corporation. Interest on the facilities is subject to certain conditions, and may be charged at a prime based or a Banker's Acceptance ("BA") based rate, at the option of the Corporation. The operating facility charges interest at the lenders' prime rate, or at the BA rate plus 1.25%. The term facility charges interest at the lenders' prime rate plus 0.25%, or at the BA rate plus 1.75%. The operating and the term facilities are subject to an annual review, and extension at the option of the lender. If an extension is not granted, principal repayments for the term loan would commence in 15 months at the quarterly rate of one-twelfth of the outstanding indebtedness for three quarters and a balloon payment for the balance at the end of the fourth quarter. The operating loan, subject to certain conditions would be due in full in 12 months. If renewal and extension were not granted, the annual principal repayments would be:

	2005	2006	2007	TOTAL
Operating term facility	–	2,617	–	2,617
Extendible term facility	–	5,670	28,330	34,000
Total repayment	–	8,287	28,330	36,617

10) UNITHOLDERS' CAPITAL

On March 1, 2003 and pursuant to the Arrangement, 21,810,318 units were issued by the Fund in exchange for 43,620,665 common shares of the Corporation previously outstanding. Additional units were subsequently issued upon the exercise of rights to acquire units, conversion of debentures, purchase of assets, issuance of new equity and issuances pursuant to the Dividend Reinvestment Program.

(000s)	UNITS/SHARES	AMOUNT
Shares issued as at December 31, 2002	43,634	98,269
Non-board lot repurchased	(13)	(62)
Shares cancelled under the plan of arrangement	(43,621)	(98,207)
	–	–
Units issued under the plan of arrangement	21,811	98,207
Rights exercised	225	2
Units issued for cash	3,800	43,089
Units exchanged for debentures	750	6,000
Units issued on asset purchase	250	2,500
Units outstanding as at December 31, 2003	26,836	149,798
Rights exercised	410	3,378
Units issued under the DRIP program	48	994
Units outstanding as at December 30, 2004	27,294	154,170

On October 15, 2004, the Fund implemented a Dividend Reinvestment Plan ("DRIP") which allows participating unitholders to increase their investment in the Fund through the automatic reinvesting of their monthly distribution in units. Under the terms of the DRIP, reinvestment units are purchased by unitholders from the treasury of the Fund at a cost of 95% of the volume weighted average TSX trading price for the 10 trading days immediately preceding the distribution payment date.

The Fund declared distributions of $0.105 per unit for each of the months of January and February, 2004, increasing to $0.125 for each of the months of March through December, 2004, for a total of $1.46 per unit for 2004. During 2004, $38,071 of cash was distributed to unitholders.

II) RIGHTS TO ACQUIRE TRUST UNITS

(A) TRUST UNIT RIGHTS INCENTIVE PLAN

On February 24, 2003, the shareholders of the Corporation approved the Rights Incentive Plan. Under the Rights Incentive Plan, the Fund may grant to the trustees, directors, officers, employees and consultants of the Fund, the Corporation or any affiliate of the Fund rights to acquire up to 2,181,032 units. Subject to adjustments set out in the Rights Incentive Plan, the exercise price of each right equals or exceeds the closing market price of the units of the Fund on the date immediately preceding the date on which a right is granted and the maximum term of each right is 10 years. All rights granted to date pursuant to the Rights Incentive Plan expire seven years after the date of grant. Rights vest 20%, twelve months from the date of grant and 20% annually thereafter. Each right entitles the participant to receive from the Fund one unit.

On March 1, 2003, rights to acquire up to 1,045,000 units were granted to certain directors, officers, and employees of the Corporation at the market price of $9.30 per unit. On May 22, 2003, rights to acquire up to 275,000 units were granted to certain directors, officers, and employees of the Corporation at the market price of $9.08 per unit. On December 10, 2003, rights to acquire up to 12,500 units were granted to a director of the Corporation at the market price of $15.60 per unit.

On June 1, 2004, rights to acquire up to 347,500 units were granted to certain directors, officers, and employees of the Corporation at the market price of $17.95 per unit, and valued on the date of issuance at $1.17 per unit using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.5%; yield of 8.35%; a vesting period of 5 years; and an expected volatility of 20.48%.

During 2004, directors, officers and employees of the Corporation exercised rights to acquire 364,000 units pursuant to the Rights Incentive Plan for $3,378.

The following table summarizes the activity for the years ended December 31, 2003 and 2004 of the units reserved for issuance under the Rights Incentive Plan:

(000s)	2004	2003
Rights available for grant, beginning of year	848	2,181
Granted	(347)	(1,333)
Forfeited	32	–
Rights available for grant, end of year	533	848

(B) EXCHANGE RIGHTS

Pursuant to the terms of the Arrangement, on March 1, 2003, each option to acquire a common share in the capital of the Corporation outstanding and not exercised prior to March 1, 2003, having an exercise price per share below $4.65 ($9.30 after adjusting for the two-for-one stock consolidation pursuant to the Arrangement), was cancelled in exchange for a right to purchase units (the "Exchange Right"), at a price of $0.01 per unit, equal to (i) the difference between $4.65 and the exercise price of such option, multiplied by

the number of common shares to which such option relates divided by (ii) $9.30. Each Exchange Right entitles the holder to receive one unit from the Fund. With respect to options that had vested on or prior to March 1, 2003, the Exchange Right was exercisable at any time up until April 1, 2003. With respect to options that had not vested on or prior to March 1, 2003, the Exchange Right is exercisable at any time during the period from the date on which the option to which the unit relates would have vested had it not been cancelled pursuant to the Arrangement and ending on the date the option would have expired had it not been cancelled pursuant to the Arrangement.

An aggregate of 307,499 Exchange Rights were issued on March 1, 2003. During 2003, an aggregate of 225,274 Exchange Rights were exercised and during 2004 an aggregate of 45,877 Exchange Rights were exercised.

The following table summarizes the activity for the years ended December 31, 2004 and 2003 of the Exchange Rights:

(000s)	2004	2003
Exchange Rights outstanding, beginning of the year	82	–
Issued upon cancellation of options	–	307
Exercised	(46)	(225)
Forfeited	(1)	–
Exchange Rights outstanding, end of year	35	82

During the fourth quarter of 2003, the Fund adopted the provisions of the Canadian Institute of Chartered Accountants amended Handbook Section 3870 *Stock-Based Compensation and Other Stock-Based Payments* (Note 3b). The Fund chose to early adopt the provisions on a prospective basis, which resulted in a full-year increase in contributed surplus, and a corresponding non-cash charge of $0.6 million ($0.03 per unit). Rights granted pursuant to the Rights Incentive Plan and the Exchange Rights were valued as follows:

The fair value of the rights to acquire units that were granted on March 1, 2003 was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.25%; yield of 12%; expected life of seven years; and expected volatility of 48%.

The fair value of the rights to acquire units that were issued on May 22, 2003 was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.6%; yield of 11.9%; expected life of seven years; and expected volatility of 16.8%.

The fair value of the rights to acquire units that were issued on December 15, 2003 was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.9%; yield of 8%; expected life of seven years; and expected volatility of 18.4%.

The Exchange Rights were valued at the date of conversion, March 1, 2003, and the value of the Exchange Rights was attributed to the Contributed Surplus of the Fund. The fair value of the Exchange Rights was recorded at $446 using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 6%; yield of 12%; expected life of three years; and expected volatility of 48%.

The following tables summarize the activity for the years ended December 31, 2004 and 2003 for the Exchange Rights and the Rights and the range of exercise prices:

	EXCHANGE RIGHTS *(000s)*	WEIGHTED AVERAGE UNIT PRICE *($)*	RIGHTS *(000s)*	WEIGHTED AVERAGE EXERCISE PRICE *($)*
As at December 31, 2002	–	–	–	–
Converted from options	307	0.01	–	–
Granted	–	–	1,333	9.31
Exercised	(225)	0.01	–	–
Forfeited	–	–	–	–
As at December 31, 2003	82	0.01	1,333	9.31
Exercisable at December 31, 2003	–	–	–	–
Granted	–	–	347	17.95
Exercised	(46)	0.01	(364)	9.28
Forfeited	1	0.01	(32)	17.41
As at December 31, 2004	**35**	**0.01**	**1,284**	**11.48**
Exercisable at December 31, 2004	**–**	**–**	**25**	**9.75**

RANGE OF EXERCISE PRICES *($)*	RIGHTS AND EXCHANGE RIGHTS OUTSTANDING DECEMBER 31, 2004 *(000s)*	WEIGHTED AVERAGE REMAINING LIFE *(Years)*	WEIGHTED AVERAGE EXERCISE PRICE *($)*	RIGHTS AND EXCHANGE RIGHTS EXERCISABLE DECEMBER 31, 2004 *(000s)*	WEIGHTED AVERAGE EXERCISE PRICE *($)*
0.01	35	3.4	0.01	–	–
9.08 to 9.30	954	5.2	9.27	22	9.08
15.60 to 17.95	330	6.6	17.86	3	15.60
	1,319	6.1	11.17	25	9.75

(c) OPTIONS

The following table summarizes the activity in the option plan of the Corporation for the year ended December 31, 2003:

	OPTIONS *(000s)*	WEIGHTED AVERAGE EXERCISE PRICE *($)*
As at December 31, 2002	2,529	3.76
Cancelled pursuant to Plan of Arrangement resulting in issuance of Exchange rights	(2,126)	3.30
Cancelled and forfeited	(403)	6.35
As at December 31, 2003	–	–
Exercisable at December 31, 2003	–	–

Shares reserved under the plan *(000s)*	2003
Shares available for grant, beginning of year	630
Shares cancelled pursuant to Plan of Arrangement	(630)
Shares available for grants, end of year	–

12) INCOME TAXES

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Fund's income future tax liabilities and assets are as follows:

	2004	2003
Future income tax liabilities:		
Capital assets and intangibles	43,108	40,275
Goodwill	803	1,351
Deferred costs	190	298
	44,101	41,924
Future income tax assets:		
Non-capital loss carry forwards	4,195	4,459
Less current portion	(3,600)	(2,000)
Asset retirement obligation	1,682	1,026
Trust unit issuance costs	477	528
	2,754	4,013
Net future income tax liability	41,347	37,911

Realization of future income tax assets is dependent on generating sufficient taxable income during the period in which the temporary differences are deductible. Although realization is not assured, management believes it is more likely than not that all future income tax assets will be realized based on reversals of future income tax liabilities, projections of operating results and tax planning strategies available to the Fund and its subsidiaries.

The income tax expense differs from the amount computed by applying Canadian statutory rates to operating income for the following reasons:

	2004	2003
Consolidated earnings of the Fund before taxes and distributions to unitholders	38,744	31,198
Current statutory income tax rate	34.5%	37%
Computed tax expense at statutory rate	13,367	11,540
Increase (decrease) in taxes resulting from:		
Reduction in taxable income resulting from distributions to unitholders	(11,296)	(7,776)
Capital taxes	703	600
Other	415	317
Effect of substantively enacted tax rate changes	(650)	(274)
Reported income tax expense	2,539	4,407

On March 31, 2004, the Province of Alberta announced a reduction in the corporate tax rate from 12.5% to 11.5%. The Fund recognized the change in future tax rate by reducing the future income tax liability for the year ended December 31, 2004 by $650 or $0.02 per unit. During 2003, the Province of Alberta reduced the corporate tax rate, and the Fund accordingly accounted for the recovery of future income tax.

13) EARNINGS PER UNIT

Basic per unit calculations for the years ending December 31, 2004 and 2003 were based on the weighted average number of units outstanding for the years. Diluted earnings per unit include the potential dilution of the outstanding rights.

	2004	2003
Weighted average number of units	27,134	23,456
Net additional units if rights exercised	502	351
Additional units if debentures converted	–	365
Diluted weighted average number of units	27,636	24,172

14) RECONCILIATION OF UNITHOLDER DISTRIBUTIONS DECLARED AND PAID

	2004	2003
Cash flow from operations before reorganization costs, non-cash working capital and asset retirement costs	53,794	48,805
Maintenance capital expenditures	(7,755)	(7,354)
Asset retirement and deferred costs	(433)	(354)
Net proceeds on sales of fixed assets	80	1,530
Principal repayments	(1,500)	(1,500)
Cash available for growth and distribution before reorganization costs	44,186	41,127
Reorganization costs	–	(5,214)
Cash available for growth and distribution	44,186	35,913
Unitholder distributions declared	39,659	22,958
– per unit *($)*	1.46	0.96
Unitholder distributions – paid in cash	38,071	20,140
Unitholder distributions – units issued	994	–
– paid in cash – per unit *($)*	1.40	0.86
– issued units – per unit *($)*	0.04	–

RECONCILIATION OF ACCUMULATED UNITHOLDER DISTRIBUTIONS:

Balance, December 31, 2002	–
Unitholder distributions declared and paid	(20,140)
Unitholder distributions declared for the month of December 2003	(2,818)
Balance, December 31, 2003	(22,958)
Unitholder distributions declared and paid in cash or units	(36,247)
Unitholder distributions declared for the month of December 2004	(3,412)
Total Unitholder distributions declared for 2004	(39,659)
Balance, December 31, 2004	(62,617)

15) RECONCILIATION OF ASSET RETIREMENT OBLIGATION

The total future asset retirement obligation was estimated by management based on the anticipated costs to abandon and reclaim facilities and wells, and the projected timing of these expenditures. The net present value is estimated to be $4.9 million ($4.7 million in 2003) based on a total estimated future liability of $13.5 million. Cash expenditures to fulfill these obligations will be incurred over the next 20 years, with the majority of the expenses occurring in the 15-20 year range. A discount rate of 8% and an inflation rate of 2% was used to calculate the present value of the asset retirement obligation.

	2004	2003
Asset Retirement Obligation, beginning of year	4,736	4,602
Additional retirement obligations added through acquisitions	134	94
Costs incurred to fulfill obligations	(372)	(311)
Accretion	377	351
Asset Retirement Obligation, end of year	4,875	4,736

16) COMMITMENTS

(A) LEASE COMMITMENTS

The Fund has annual commitments for leased property and equipment as follows:

	2005	2006	2007	2008	2009	THEREAFTER	TOTAL
Office leases	1,752	1,953	1,953	1,905	1,833	4,547	13,943
Operating leases	1,654	1,370	940	419	283	–	4,666
Surface leases	856	1,006	1,025	1,044	1,064	4,082	9,077
	4,262	4,329	3,919	3,368	3,179	8,629	27,686

(B) LETTERS OF GUARANTEE AND SURETY BONDS

As of December 31, 2004, the Fund had issued Letters of Guarantee and Surety Bonds in respect of compliance with environmental licenses in the amount of $7,771 and $7,093 respectively.

17) FINANCIAL INSTRUMENTS

A) INTEREST RATE RISK

The long-term debt bears interest at rates that vary in relation to prime. The Fund is therefore exposed to fluctuations in interest rates. During 2004 a change of 1% in the prime interest rate would have increased/decreased interest expense by approximately $250 ($500 in 2003).

B) FAIR VALUE

The determination of the fair value of long-term debt is based on the net present value of the future principal and interest payments, discounted at current market rates of interest for debt of similar conditions and maturities. The carrying amount of the long term debt approximates, in all material respects, its fair value.

C) CREDIT RISK

Accounts receivable includes balances from a large and diverse customer base. The Fund views the credit risks on these amounts as normal for the industry. Credit risk is mitigated by the Fund's ongoing assessment of the credit worthiness of its customers as well as monitoring the amount and age of balances outstanding.

18) TRANSACTIONS WITH RELATED PARTIES

Bennett Jones LLP provides legal services to the Fund. Mr. Vance Milligan, a Trustee and Corporate Secretary of the Fund, is a partner in the law firm of Bennett Jones LLP and is involved in providing and managing the legal services provided to the Fund. The total cost of these legal services during 2004 was $423 ($750 in 2003).

The Corporation provides Oilfield services to Paramount Resources Ltd., an oil and gas company. Mr. Clayton Riddell, a Trustee and Chairman of the Board of the Fund, is Chairman and Chief Executive Officer of Paramount Resources Ltd. The total amount invoiced by the Fund to Paramount Resources Ltd. was $776 compared $304 in 2003.

These transactions were incurred during the normal course of operations on similar terms and conditions to those entered into with unrelated parties. These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

19) COMPARATIVE FIGURES

Certain of the prior year's comparative figures have been reclassified to conform to the current year's presentation.

20) SEGMENTED INFORMATION

The Fund has two reportable segments. The reportable segments are distinct strategic business units whose operating results are regularly reviewed by the Fund's senior executive officers in order to assess financial performance and make resource allocation decisions. The reportable segments have separate operating management and operate in distinct competitive and regulatory environments. The Oilfield segment recovers and resells crude oil from oilfield waste. The Industrial segment collects waste lubricating oil, automotive, and industrial wastes which are processed into resaleable products. The accounting policies of the segments are the same as those of the Fund.

Years ended December 31 ($000s)	OILFIELD	INDUSTRIAL	INTER-SEGMENT	UNALLOCATED[2]	CONSOLIDATED TOTAL
2004					
External revenue	115,217	63,451			178,668
Inter segment revenue[1]	416	84	(500)		–
Operating expense	54,885	50,254	(500)		104,639
Depreciation, amortization and accretion	8,810	5,019		1,287	15,116
Net margin	51,938	8,262		(1,287)	58,913
Selling, general and administrative				18,739	18,739
Interest expense				1,430	1,430
Operating income	51,938	8,262		(21,456)	38,744
Capital expenditures	33,563	18,610		3,461	55,634
Goodwill	10,782	2,430			13,212
Total assets	205,316	106,529		13,100	324,945
2003 *(Note 3)*					
External revenue	104,750	50,282			155,032
Inter segment revenue[1]	59	123	(182)		–
Operating expense	50,555	39,591	(182)		89,964
Depreciation, amortization and accretion	7,325	3,989		784	12,098
Net margin	46,929	6,825		(784)	52,970
Selling, general and administrative				13,907	13,907
Interest expense				2,670	2,670
Reorganization costs				5,195	5,195
Operating income	46,929	6,825		(22,556)	31,198
Capital expenditures	13,560	8,247		1,149	22,956
Goodwill	10,782				10,782
Total assets	172,212	90,712		22,348	285,272

[1] Inter-segment revenue is recorded at market, less the costs of serving external customers.

[2] Management does not allocate selling, general & administrative, taxes, and interest costs in the segment analysis.